Major Agreement between Controlling Shareholders
Provides a Path to Clarify Control and to Increase Public Float by 25%.

Amsterdam, The Netherlands - October 1st, 2002
Trader Classified Media N.V., a leader in classified advertising, announces today that its controlling shareholders have come to an agreement which provides a path for clear ownership and control of the company in the future.

John H. MacBain, President and CEO of the Company, has the option for the next two years to purchase 20,665,307 Class B and Class A Common Shares of the Company from Louise T. Blouin MacBain at a price of approximately today's market price plus interest at 4.9% per annum.

The present intention of Mr. MacBain is to exercise this option prior to its expiry and to increase his interest in the Company to approximately 50% of the capital of the Company and approximately 68% of the voting interests of the Company.

Of Mrs. Blouin MacBain's 3.5 million Class A shares remaining, 1 million shares were sold to institutional investors at the end of September. After a 3 month lock up period, Mrs. Blouin MacBain will work with the Company to place the balance in an orderly and controlled fashion increasing the float of the Company by approximately 25% over time.

Wendel Investissement continues to hold approximately 30% of the capital of the Company.

Mr. Didier Breton, Chief Operating Officer of the Company, said, "This agreement is one that provides a path for clear ownership and control of the Company and increases our public float. Two major objectives of the Company are now achieved."

Francois Jallot, Chief Financial Officer, commented, "The orderly placement of the remaining shares will enhance the liquidity of the Company's shares in the public markets. Given the excellent 1st Half 2002 results that were recently announced, we believe that this will give investors confidence both in the Company and in its commitment to have an actively traded float."

About Trader Classified Media

Trader Classified Media is a leader in classified advertising. The group was founded in Canada as a private company. Today, Trader Classified Media connects buyers and sellers through nearly 300 publications (more than 8 million readers per week) and over 60 web sites in 20 countries with more than 260 million page views in June 2002. Trader Classified Media has over 5,100 employees worldwide, of who over 2,100 are sales people. Trader Classified Media is listed on the NASDAQ (TRDR) and Premier Marche (First Market of the Paris Stock Exchange - Euroclear code 5729 and Reuters code: TRD).

Media & Investor Relations Contact Information:
PARIS CICOMMUNICATION 14, rue de Bassano 75116 Paris France	LONDON Rea-TMA Marketing Group 114 Lavenham Road London SW18 5HF UK
Analysts and Investors relations: Contact: Frederic Bourdon Tel: +33 (0)1 47 23 90 48 Fax: +33 (0)1 47 23 88 98 Email: bourdon@cicommunication.com	Analyst, Investor and Media Relations: Contact: Patrick Rea Tel: + 44 (0) 208 870 4976 Fax: +44 (0) 208 265 9718 Email: patrick.rea@rea-tma.com
Media relations: Contact: Stephanie Gruter Tel: + 33 (0)1 47 23 90 48 Fax: + 33 (0)1 47 23 88 98 Email: gruter@cicommunication.com

The securities above mentioned have not been registered under the United States Securities Act of 1933 and will not be offered or sold in the United States absent registration or an applicable exemption from registration.

Forward looking statement
Certain statements in this press release may be considered to be "forward looking statements" as that term is defined in The United States' Private Securities Litigation Reform Act of 1995, such as statements that include the words or phrases "are expected to," "will continue," " is anticipated," "expectations," or similar expressions. Such statements are subject to risks and uncertainties. The factors which could cause actual results to differ materially from those suggested by any such statements include, but are not limited to, those identified in our Form 20-F, which is on file with the United States Securities and Exchange Commission. Such factors include risks or uncertainties relating to our history of reported losses, the control of our company by a small group of shareholders, our highly competitive industry, our ability to make and integrate acquisitions, our ability to obtain financing for acquisitions or general corporate purposes on terms acceptable to us, our ability to respond to political and economic conditions generally in the global economy or specifically in the countries in which we operate including Russia and South America, the currencies in which we do business, our dependence on our management team, our expansion plans and workforce requirements, our content, our brands and our branding strategy, our dependence on advertising including print and online advertising, our ability to expand our online business, the limited history of our online business, our ability to successfully execute our business strategy, the expansion of the Internet and our dependence on the growth of Internet usage, as well as general economic and market conditions.